

Mail Stop 3628

April 16, 2010

By Facsimile (214-854-4321) and U.S. Mail

Mr. Rod McDonald
Vice President, Secretary and General Counsel
Blockbuster Inc.
1201 Elm Street
Dallas, Texas 75270

Re: Blockbuster Inc.
       Preliminary Proxy Statement on Schedule 14A
       Filed on April 6, 2010
       File No. 001-15153

Dear Mr. McDonald:

    We have conducted a limited review of the filing listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in their filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PRE14A filed April 6, 2010

General

1. We note that Gregory M. Meyer has filed a preliminary Schedule 14A to solicit proxies for purposes of, among other things, electing his own candidate to your board at your upcoming annual meeting. Consistent with Rule 14a-9, you are required to revise your proxy materials to disclose the existence of the solicitation in opposition, as the existence of an alternative nominee is material to security holders' voting decisions. Please revise

your filing to address this contest including, for example, the disclosure required pursuant to Items 4.b. and 5.b. of Schedule 14A.

2. See last comment. Please also ensure that the filing includes the following disclosure:

    •   A description of the contacts, if any, you have had with Mr. Meyer during the time period leading up to the current solicitation. You should describe in sufficient detail whether your board of directors responded to contacts made by Mr. Meyer and, if material, the specifics of any discussions between the parties.

    •   Clarify whether or not brokers will have discretion to vote securities for which they have not received instructions. In addition, to the extent brokers do retain discretion to vote the securities they hold on behalf of beneficial holders, advise us, with a view toward revised disclosure, what consideration has been given to disclosing the date by which brokers must receive instructions in order to have the votes reflect security holder selections.

3. With respect to Mr. Meyer's proposal, please tell us whether you have received timely notice under the company's governing instruments or applicable state law.

Proposal IV, page 52

4. The reverse stock split is a separate matter and should be set out as a separate proposal. You may cross-condition this with the other matters currently included in Proposal IV, if disclosure is clear on the proxy card. Please revise, or advise us.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company is in possession of all facts relating to the company's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3621. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers and Acquisitions